Exhibit 5

March 3, 2004

InterDigital Communications Corporation

781 Third Avenue

King of Prussia, PA 19406

Re:	Form S-3/A, Amendment No. 4 to Registration Statement

Dear Sir or Madam:

Reference is made to a Form S-3/A, Amendment No. 4 to Registration Statement of InterDigital Communications Corporation (the “Company”) which is being filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (together with the registration statement on Form S-3 filed by the Company with the Commission on April 5, 2002 and amendments numbers 1, 2, and 3 thereto (File Number: 333-85692), the “Registration Statement”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

The Registration Statement covers 170,000 shares of Common Stock, $.01 par value per share, of the Company (the “Shares”), issuable upon the exercise of outstanding warrants (the “Warrants”) to purchase the Shares.

I have examined the Registration Statement, including the exhibits thereto, the Company’s Articles of Incorporation, as amended, the Company’s By-Laws, and such other documents as I have deemed appropriate. In the foregoing examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the authenticity of all documents submitted to me as copies of originals.

Based upon the foregoing, I am of the opinion that the Shares, when issued and paid for in accordance with the terms of the Warrants, will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

Sincerely,

/s/ LAWRENCE F. SHAY

Lawrence F. Shay
General Counsel and Corporate Secretary